Exhibit 99.2

August 9, 2019

PRESS RELEASE

4-1-3 Taihei, Sumida-ku, Tokyo
Pepper Food Service Co., Ltd.
Kunio Ichinose, Representative Director, President and Chief Executive Officer
(Code number: 3053) TSE 1st Section
Inquiries:	Ichiro Yasuda, General Manager of General Affairs Department
Telephone number:	+81 (0)3 3829 3210

Notification of Differences in Consolidated Earnings Forecast/Non-Consolidated Earnings Forecast and Actual Results for the Second Quarter of the Fiscal Year Ending December 2019

Pepper Food Service Co., Ltd. (“we,” “us,” or the “Company”) hereby inform you of differences between the forecast and the actual results for the second quarter (cumulative) of the fiscal year ending December 2019 announced on June 28, 2019.

Differences in Consolidated Earnings Forecast and Actual Results for FY 12/2019 2Q (January 1, 2019 – June 30, 2019)

	Net sales	Operating income	Ordinary income	Net income for the quarter attributable to shareholders of the parent company	Net earnings per share for the quarter
Previously published forecast (A)	Million yen 34,952	Million yen 278	Million yen 202	Million yen 453	21.74 yen
Actual results (B)	35,122	403	352	516	24.71 yen
Increase (decrease) (B-A)	170	125	150	63
Rate of Change (%)	0.5	45.1	74.3	14.0
(Reference) Actual results for 2Q of the previous fiscal year (FY 12/2018 2Q)	27,967	1,491	1,480	715	34.54 yen

Reasons for differences:

Consolidated results for the cumulative period of FY 12/2019 2Q showed a difference in profit-related items due to reduction in sales expenses and general and administrative expenses. Net sales increased by 170 million yen, operating income increased by 125 million yen, ordinary income increased by 150 million yen, and the net income for the quarter increased by 63 million yen in comparison with the previously published consolidated earnings forecast for FY 12/2019 2Q.

Differences in non-consolidated earnings forecast and actual results for FY 12/2019 2Q (January 1, 2019 – June 30, 2019)

	Net sales	Ordinary income	Net income for the quarter	Net earnings per share for the quarter
Previously published forecast (A)	Million yen 34,567	Million yen 406	Million yen 453	21.74 yen
Actual results (B)	34,749	566	605	28.97 yen
Increase (decrease) (B-A)	182	160	152
Rate of Change (%)	0.5	39.6	33.7
(Reference) Actual results for 2Q of the previous fiscal year (FY 12/2018 2Q)	27,651	1,950	1,185	57.00 yen

Reasons for differences:

Non-consolidated results for the cumulative period of FY 12/2019 2Q showed a difference in profit due to reduction in sales expenses and general and administrative expenses. Net sales increased by 182 million yen, ordinary income increased by 160 million yen, and the net income for the quarter increased by 152 million yen in comparison with the previously published consolidated earnings forecast for FY 12/2019 2Q.

Others

There is no change to the results forecast for the full fiscal year ending December 2019.

End